UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 27, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

EARNINGS RELEASE

3rd QUARTER OF 2021 (BR GAAP)

Santander

- **Profitability (ROE) of 22.4%, the highest in our history, with managerial net profit of R$ 4,340 milllion**
- **We achieved 51.8 million customers thanks to a record-breaking quarter of customer acquisition, with over 870,000 new customers added each month, as well as an accelerated pace of loyalty and banking inclusion**
- **We are among the top 10 best companies to work for in Brazil and the eighth best in LATAM, according to GPTW 2021, in addition to being recognized by GPTW 2021 in the 50+, Woman, LGBTQI+, and Ethnic-Racial categories**

Sérgio Rial, CEO of Santander Brasil, commented:

"At Santander, we like to say that Results Speak Louder, and it was with this sentiment that we worked in 3Q21 to achieve the highest profitability in our history, of 22.4% (ROE). This result represents the materialization of our culture, which is bold, fearless, intelligent, and, above all else, human, with our people serving as the primary catalyst for transformation. Far beyond our brand, we recognize that what truly defines us is our daily efforts to be the best bank for our customers. Our flame reaches deep and wide to numerous people, inviting them to become a part of our history. As a result, we gained over 870,000 new customers each month, while also maintaining a strong loyalty dynamic. Our track record of delivering consistent and responsible results, combined with a keen eye for opportunity, provides for an efficient management model that is accompanied by continuous growth in business generation, all the while aiming for development and being close to society. I would like to thank each customer and our society for their trust, as well as the more than 49,000 Santander flames who work tirelessly to make us the best financial institution in the country"


"the best of a culture:
a thinking heart and
a feeling brain."
Sérgio Rial

FINANCIAL HIGHLIGHTS

- The loan portfolio totaled R$ 450,262 million in September 2021, led by loans to individuals and SMEs, both yearly and quarterly
- Total revenues grew by 16.5% in the year and 7.3% in the quarter, driven by strong net interest income and fees, both of which were supported by the expansion of the customer base, with greater transactionality
- Expenses increased by 7.4% in the year, less than inflation over the preceding 12 months, and by 7.3% in the quarter. The efficiency ratio hit 35.7%
- Allowance for loan losses amounted to R$ 3,676 million, rising by 26.1% in the year and 10.6% in the quarter, in line with portfolio growth. Cost of credit was 2.9%

CONFERENCE CALL | October 27th, 2021 | 10 a.m. (BrT) / 9 a.m. (NYT)

It will be held in English with simultaneous translation into Portuguese

English: **+1 844 204-8942** | Portuguese: **+55 11 4090-1621** | Password: **Santander**

WEBCAST (ENG): https://choruscall.com.br/santander/3q21.htm

WEBCAST (PT): https://choruscall.com.br/santander/3t21.htm

STRATEGY



"Customer Chair", 2020
Santander Brasil administrative headquarters

CUSTOMERS

Our strategy is customer-centric, with a particular focus on their satisfaction and experience. We are constantly enhancing our service, developing new solutions to meet our customers' needs, while broadening the reach and offerings of our distribution channels. We achieved 51.8 million customers through an acceleration of non-customer acquisition and a record of more than new 870,000 customers per month, with 24% of digital acquisitions being unbanked customers. Additionally, we operate at a high level of loyalty, with the number of customers who purchase six or more products increasing by 26% over the previous year. Our commitment to service quality enabled our NPS score to reach 62 points. Accordingly, our initiatives ensure the sustainability and profitability of the base, as evidenced by the 1.9x rise in revenue per customer over six months[1].

	Sep-20	Jun-21	Sep-21	Change
TOTAL ACTIVE CUSTOMERS million	27.3	29.0	29.7	9%
LOYAL CUSTOMERS million	6.0	7.1	7.5	26%
DIGITAL CUSTOMERS[2] million	15.2	17.5	18.2	20%

[1] Considering customer origination in January 2021 [2] Customers who have accessed any digital channel (IB, Mobile, Way, Financial Portal, and others) in the last 31 days

DIGITAL

The idea of playing a central role dictates how our digital platform operates, with high performance in business generation by acquiring new customers and providing a comprehensive range of services. This channel has a sizable audience, with over 1.5 billion hits in the quarter. We set a new customer acquisition record through this channel, registering 601,000 account openings each month (+217% YoY). We also made strides in our financial services offering; for example, we reached 3 million individual loan agreements during the period (+128% YoY), alongside a sharp increase in cards issued, which totaled 990,000 in the quarter (+110% YoY). At GENT&, our artificial intelligence channel, we are logging over 18 million interactions every month. Thanks to our efforts, the number of transactional customers grew by 25% in the year, while revenue per customer rose by 4.6x over six months[1].

OUR PEOPLE

A robust culture that fosters team engagement and is recognized by the market. We value meritocracy, diversity, and inclusion: 31% of leadership positions are held by women, 27% of our employees are black and brown and 5% are people with disabilities. Furthermore, we place a premium on knowledge dissemination. During the year, our Santander Academy platform hosted over 3,000 courses, of which 77% were taught by internal multipliers. Close leadership and open communication are acknowledged as differentiators. In the quarter, the virtual events we held with top management had an average attendance of 39,000 employees per edition. All our actions are underpinned by a culture that is increasingly rooted on our PEOPLE, with 94% of employees stating that they are proud to work for Santander[2]. In terms of recognition, we were named a 50+ HIGHLIGHT by GPTW for the first time, in addition to receiving awards in the GPTW Woman, GPTW LGBTQI+, and GPTW Ethnic-Racial categories. As a result, we ranked as the 8th best company to work for in Latin America, among multinational corporations, and one of the top 10 best companies to work for in Brazil, according to GPTW 2021.


Antes do digital, a
Gent&

[1] Considering customer origination in January 2021 [2] GPTW Survey

INSURANCE AND CAPITALIZATION

The pandemic has increased people's awareness of the need to protect themselves and the value of having an emergency fund on hand for unexpected situations, while also boosting their use of our digital channels, which have been redesigned to provide a more straightforward and accessible user experience. We concentrated our efforts on structuring offerings to better match distinct customer profiles and on continuously improving customer service, resulting in significant growth, even in the face of such an adverse scenario. Through our digital channels, we closed 233,000 capitalization contracts in the quarter, an increase of 269% YoY, and originated 287,000 open[1] insurance contracts over the same period, advancing by 88% relative to the comparable period a year ago.

CARDS

We hit an all-time high of R$ 52 billion in credit turnover this quarter, maintaining a third-place market share. In terms of customer acquisition, we issued 1,971,000 cards during the quarter, keeping a strong pace of acquisitions via the digital channel. Our sales intensification is still based on the premise of a lower risk profile, with 91% of new customers coming from the Bank's account holder base. To continue growing our customer base and meeting the needs of our customers, who seek unique products with exclusive benefits and advantages, we formed an important partnership with American Express®, thereby also bolstering our position in the high-income segment.

REAL ESTATE

Our real estate loan business continues to evolve well, with origination in the individuals segment rising by 74% in the year and NPS exceeding 70 points, owing to steady enhancements in our processes and self-service platform, aimed at providing the best experience for our customers. With the goal of expanding our real estate loan business and offering a comprehensive platform, we signed an agreement to acquire Apê11, a company that provides customers with a digital platform for buying and selling real estate. The deal is subject to regulatory approvals. Finally, through UseCasa, our home equity product, we are leaders in the segment, with a 25% market share[2] in origination, and year-to-date origination growth of 22%, reaching R$ 944 million.

SX

We are prepared for financial system transformations by offering products and services that are tailored to our customers' needs. SX, Santander's special PIX, continued to grow in the quarter, with R$ 225 billion in PIX sent (financial volume), representing a 16% market share[3].



[1] Considering life insurance, personal accident insurance, and residential insurance, among other types of insurance [2] Source: Abecip, as of August 2021 [3] Source: Brazilian Central Bank

AUTO PLATFORM

We continued to build the most complete vehicle platform on the market. In this regard, we have entered into agreements to acquire Solution4fleet, a company that specializes vehicle rental and subscription, and Car10, a company that operates a marketplace for auto repair shops and automotive services. Santander Financiamentos is one of the Bank's primary business generation tools, having originated R$ 8 billion in vehicle financing in the third quarter (+14% QoQ) and over 100,000 current account openings during the period. As a result, we now hold a 20%[1] share of the auto loan market, among both individuals and corporate. In goods and services, we hit a record high of R$ 1.9 billion in origination this quarter, up by 41% YoY. At Webmotors, the country's largest vehicle platform, we held another edition of Mega Feirão Webmotors, attracting a record audience with 35 million visits, considering apps and websites.

SMALL AND MEDIUM-SIZED ENTERPRISES

We kept growing in the segment by acquiring customers at a solid pace, averaging 45,000 new account openings per month. New products were introduced to meet our customers' needs, including (i) ESG-related lending (CDC Solar, solar energy loans, and Giro Sustentável, which provides credit to sustainable businesses), (ii) credit collateralized by physical assets (Use Carro PJ, which offers auto equity loans, and Giro Imóveis, which provides real estate-backed credit), and (iii) debt restructuring secured by vehicles (Garagem Santander). Also, we expanded the array of services available through the Santander Business app to include card, collection and credit products. Lastly, we revitalized the Programa Avançar portal, our entrepreneur support and development channel, by adding a new showcase and fresh content.



[1] Source: Brazilian Central Bank, as of August 2021

WHOLESALE

Our leadership in the segment solidifies our status as the only global bank with practical experience:

- **Global Bank:** we are the largest FX bank and the second largest foreign trade bank, with a US$ 15 billion portfolio.
- **Go-To Bank for Infrastructure:** we are leaders in project advisory and financing, in addition to enabling more than 250 wind farms and ranking among the top five energy traders in the country, trading over 500 MW of energy (+61% YoY) and growing revenue by 203% YoY.
- **Go-To Bank for Agribusiness:** we have the country's largest agricultural commodities desk and we are a major force in both CBIOs (decarbonization credits) and Carbon Credits, on top of having a strong presence in agribusiness receivables securitization.
- **Go-To Bank for Equities:** we are the largest international bank when it comes to equity offerings in Brazil, having participated in 24 equity offerings totaling over R$ 53 billion in 2021.

ACCOLADES

LATIN AMERICA'S BEST BANK FOR SUSTAINABLE FINANCE BY EUROMONEY

BEST TRANSACTION BANK IN LATIN AMERICA BY THE BANKER MAGAZINE

SRP AMERICAS AWARDS 2021
Bank that delivers the highest profitability to customers in the Americas and Brazil through its Certificates of Structured Operations ("COE") portfolio

---

Santander Auto | fully digital auto insurance. This quarter, we started selling to SMEs and corporates. The penetration rate in Santander Financiamentos reached 19% and we issued more than 46,000 new insurance policies during the period (+17% YoY).

Auto Compara | vehicle comparison and insurance offering platform with an entirely online purchase journey. We reached 400,000 monthly views on our website and increased sales in this channel by 55% YoY in the third quarter.

Ben | company operating in the corporate benefits and expense management industry. Turnover grew by 69% YoY in the quarter and we achieved 475,000 active cards. We also launched Ben Único, a single card that combines food and meal benefits.

Sim | digital lending platform for individuals. We surpassed the 5 million registered customer mark and grew our loan portfolio to R$ 1.5 billion in the third quarter. Additionally, we introduced Parcela Sim, a new cardless installment payment solution for online stores.

emDia | online debt renegotiation platform. We increased paying customer retention during the quarter, with a 9% rise in the volume of these new customers, and improved the portfolio quality, supported by the implementation of CRM enhancements.

Toro | investment platform. Revenues climbed by 280% in the year, our AuC (assets under custody) increased 10x and we reached 3 million transactions per month.

ESG

We have been pioneers in creating sustainable businesses since 2002. For the past nineteen years, we have contributed to the country's development, helping people and businesses prosper.

Environmental

- **Sustainable businesses:** we enabled R$ 43 billion in sustainable businesses for our customers, a 11x increase in three years. We also pioneered ESG-linked loans, and our portfolio of ESG-Linked Loan and Green Loan operations now exceeds R$ 2.1 billion in assets. Furthermore, we are a market leader in CBIOs (decarbonization credits) with a 55% share. Similarly, we are pioneers in solar energy lending, financing the purchase of photovoltaic panels by individuals, SMEs and corporate, and agribusiness, a segment in which we disbursed R$ 1.6 billion over the year. In terms of recognition, we were named the Most Sustainable Company by Época Negócios 360° and were featured on Fortune magazine's "Change the World" list.
- **Internal management:** we are committed to achieving net zero carbon emissions in 2050, as well as consuming 100% renewable energy by 2025 and eliminating single-use plastic from our entire operation. Since 2010, we have been carbon neutral by fully offsetting all our emissions. Finally, we continued our process of switching to recycled PVC cards.

Social

- We are leaders in social initiatives, having impacted more than 800,000 people over the last three years. Through the Amigo de Valor program, we have worked to protect, promote, and defend the rights of children and adolescents in vulnerable situations, benefiting thousands of people since 2002. In addition, we promote financial inclusion through Prospera Santander Microfinance, which aims to help microentrepreneurs prosper, currently serving 667,000 customers with a portfolio of R$ 1.7 billion.
- In the Amazon Plan, we made progress toward our goal of advancing regional development. With the objective of promoting business in the region, we established a business unit called North Amazon Network, comprising four states (Amazonas, Acre, Rondônia, and Roraima), and primarily focused on sustainability. We have already made available more than R$ 270 million in credit for sustainable culture.

Governance

- We incorporate ESG criteria into our executive evaluation process, demonstrating how deeply ingrained this issue is within our culture. At the same token, we have an independent and diverse Board of Directors, comprised of 56% independent members and 33% female members.


Amigo de Valor



RESULTS

"We achieved the highest profitability in our history, 22.4% in 3Q21 supported by the expansion of our customer base, with customer acquisition speed, where we set another record in the quarter, and a fast pace of customer loyalty. Our loan portfolio continued to grow at a double-digit annual rate, aided by improved dynamics in Retail. At the same time, we resumed growth in unsecured loans, without abandoning our strategy of expanding in collateralized loans. Revenues performed well and increased consistently, owing to greater transactionality. Loan quality indicators remained at controlled levels, in line with our volume and mix, and are anchored in the continuous evolution of our risk models. Our unwavering pursuit of productivity contributed to an outstanding efficiency ratio of 35.7%. Thus, our net profit of R$ 4,340 million during the period demonstrates consistency in our earnings, which are predicated on a solid balance sheet, with comfortable capital and liquidity levels"

ANGEL SANTODOMINGO,
CFO OF SANTANDER BRASIL

RESULTS

MANAGERIAL FINANCIAL STATEMENTS[1]	3Q21	3Q20	Var.	2Q21	Var.
(R$ million)			12M		3M
Net Interest Income	**14,617**	**12,434**	**17.6%**	**13,424**	**8.9%**
Allowance for Loan Losses	(3,676)	(2,916)	26.1%	(3,325)	10.6%
Net Interest Income after Loan Losses	**10,941**	**9,517**	**15.0%**	**10,099**	**8.3%**
Fees	4,831	4,260	13.4%	4,700	2.8%
General Expenses	(5,480)	(5,104)	7.4%	(5,106)	7.3%
Personnel Expenses + Profit Sharing	(2,322)	(2,193)	5.9%	(2,177)	6.7%
Administrative Expenses[2]	(3,158)	(2,910)	8.5%	(2,929)	7.8%
Tax Expenses	(1,225)	(1,008)	21.6%	(1,209)	1.3%
Investments in Affiliates and Subsidiaries	21	15	34.7%	21	-0.8%
Other Operating Income/Expenses	(2,879)	(1,342)	114.5%	(1,825)	57.7%
Operating Income	**6,209**	**6,339**	**-2.1%**	**6,679**	**-7.0%**
Non Operating Income	23	16	46.1%	(1)	n.a.
Net Profit before Tax	**6,232**	**6,355**	**-1.9%**	**6,678**	**-6.7%**
Income Tax and Social Contribution	(1,872)	(2,463)	-24.0%	(2,465)	-24.0%
Minority Interest	(19)	(28)	-31.8%	(43)	-55.1%
Net Proft[3]	**4,340**	**3,859**	**12.5%**	**4,171**	**4.1%**
Accounting Net Profit	**4,272**	**3,811**	**12.1%**	**4,103**	**4.1%**

CUSTOMER NII
3Q21 **14.8%** *YoY*

EFFICIENCY RATIO
3Q21 **35.7%**

ROE
3Q21 **22.4%**
BEST LEVEL IN OUR HISTORY

	3Q21	3Q20	Var.	2Q21	Var.
(R$ million)			12M		3M
BALANCE SHEET					
Loan portfolio	450,262	397,385	13.3%	439,797	2.4%
Individuals	200,157	165,044	21.3%	189,805	5.5%
Consumer finance	63,259	57,971	9.1%	62,188	1.7%
SMEs	61,072	52,073	17.3%	58,906	3.7%
Corporate	125,775	122,297	2.8%	128,898	-2.4%
Expanded Loan Portfolio[4]	526,488	465,606	13.1%	510,314	3.2%
Funding from Clients[5]	474,929	451,058	5.3%	468,330	1.4%
PERFORMANCE INDICATORS (%)					
Return on average equity excluding goodwill[6] - annualized	22.4%	21.0%	1.4 p.p.	21.6%	0.8 p.p.
Return on average asset excluding goodwill[6] - annualized	1.8%	1.6%	0.2 p.p.	1.7%	0.1 p.p.
Efficiency ratio[7]	35.7%	35.5%	0.1 p.p.	33.8%	1.9 p.p.
Recurrence ratio[8]	88.2%	83.5%	4.7 p.p.	92.0%	-3.9 p.p.
PORTFOLIO QUALITY INDICATORS (%)					
Delinquency ratio (over 90 days)	2.4%	2.1%	0.4 p.p.	2.2%	0.2 p.p.
Coverage ratio (over 90 days)	248%	307%	-58.8 p.p.	263%	-15.5 p.p.
Delinquency ratio (over 60 days)	3.0%	2.7%	0.4 p.p.	2.9%	0.1 p.p.
OTHER DATA					
Branches	2,029	2,168	(139)	2,065	(36)
PABs (mini branches)	1,381	1,416	(35)	1,399	(18)
Own ATMs	12,703	12,975	(272)	12,693	10
Shared ATMs	24,076	23,676	400	23,798	278
Employees	49,286	45,147	4,139	46,426	2,860

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 24 and 25.
[2] Administrative expenses exclude 100% of the goodwill amortization expense.
[3] Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 68 million in 3Q21, R$ 68 million in 2Q21, R$ 91 million in 3Q20.
[4] Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes and guarantees).
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills, Certificates of Structured Operations ("COE") and Secured Real Estate Notes ("LIG").
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,221 million in September 2021, R$ 1,280 million in June 2021 and R$ 1,927 million in September 2020.
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries).
[8] Recurrence Ratio: Fees / General Expenses.

NET INTEREST INCOME

	3Q21	3Q20	Var.	2Q21	Var.
(R$ million)			**12M**		**3M**
Net Interest Income	**14,617**	**12,434**	**17.6%**	**13,424**	**8.9%**
Customers	**12,092**	**10,533**	**14.8%**	**11,473**	**5.4%**
Product NII	11,928	10,207	16.9%	11,332	5.3%
Average Volume	458,493	397,081	15.5%	445,474	2.9%
Margins (annualized)	10.3%	10.2%	0.1 p.p.	10.2%	0.1 p.p.
Market Activities	**2,524**	**1,900**	**32.8%**	**1,951**	**29.4%**

Net interest income performed well, totaling R$ 14,617 million in the third quarter, which represents increases of 17.6% in twelve months and 8.9% in three months. The customer margin grew by 14.8% in the year and 5.4% in the quarter, mostly influenced by stronger volumes, while the market margin advanced by 32.8% from 3Q20 and 29.4% relative to 2Q21, due to higher revenues from market operations.

Revenues from customer operations climbed by 14.8% in the year, owing to an increase in the product margin, mostly driven by higher volumes and the product mix.

Compared to the previous quarter, the margin with customers saw growth of 5.4% reflecting higher revenues from the product margin, given stronger volumes as well as the greater number of calendar and business days in the period.

The market margin amounted to R$ 2,524 million in the quarter, rising by 32.8% in twelve months and 29.4% in three months, on the back of increased revenues from trading operations.

EVOLUTION OF NET INTEREST INCOME
R$ million


10.2%
9.8%
10.6%
10.2%
10.3%
17.6%
+8.9%
12,434
1,900
10,533
12,400
1,755
10,645
13,426
2,129
11,297
13,424
1,951
11,473
14,617
2,524
12,092
3Q20
4Q20
1Q21
2Q21
3Q21
Customers
Market activities
Margins (Annualized)

FEES – REVENUES FROM BANKING SERVICES

	3Q21	3Q20	Var.	2Q21	Var.
(R$ million)			**12M**		**3M**
Cards and Acquiring	1,255	958	31.0%	1,146	9.5%
Insurance fees	892	745	19.7%	920	-3.1%
Current Account Services	975	1,022	-4.6%	965	1.0%
Asset Management	341	262	30.1%	341	0.0%
Lending Operations	395	378	4.3%	372	5.9%
Collection Services	366	368	-0.7%	371	-1.4%
Placement, Custody and Brokerage of Securities	409	361	13.2%	350	16.6%
Other	200	166	20.6%	235	-14.6%
Total	**4,831**	**4,260**	**13.4%**	**4,700**	**2.8%**

Revenues from banking services and fees came to R$ 4,831 million in the quarter, up by 13.4% from a year earlier, supported by the expansion of our loyal customer base and higher transactionality. Sequentially, fees grew by 2.8% in the quarter, fueled by cards alongside securities brokerage and placement services.

Card revenues were R$ 1,255 milion in the quarter, meaning growth of 31.0% from 3Q20 and 9.5% relative to 2Q21, thanks to the good credit turnover performance, with R$ 52 billion in the period (+29% YoY and +10% QoQ), allied to cardholder base growth, which reached record levels with 1,957,000 newly acquired customers in the quarter, increasing by 47% over the previous year and 8% against the prior quarter.

Insurance fees hit R$ 892 million in the period, an increase of 19.7% on a yearly basis as a result of stronger origination, especially through the digital channel. In three months, these revenues fell by 3.1%.

Current account service fees reached R$ 975 million, down by 4.6% from the same period last year, mainly due to growth in PIX transactions. Over three months, these revenues went up by 1.0% owing to service repricing and stronger loyalty.

Asset management fees totaled R$ 341 million, an expansion of 30.1% in twelve months, reflecting better "consórcio" management revenues, given higher origination, as well as improved fund management revenues, derived from performance fees and the 4.1% YoY volume increase.

Fees from lending operations amounted to R$ 395 million in the period, advancing by 4.3% in the year, explained by stronger loan revenues, which is attributable to increased loan origination. In the quarter, these revenues rose by 5.9% given higher revenues from guarantees provided.

Securities placement, custody and brokerage service fees came to R$ 409 million in the period, climbing by 13.2% from 3Q20 and 16.6% against 2Q21, due to increased activity in the securities placement market, highlighted by M&A and primary offerings.

Other fees stood at R$ 200 million in the quarter, meaning a 20.6% rise in twelve months, primarily reflecting higher revenues from asset appraisal fees, given increased vehicles and real estate origination. In three months, other fees decreased by 14.6%.

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses totaled R$ 5,480 million in the quarter, up by 7.4% from a year ago, but below the period's inflation[1] of 10.25% and well below our growth in total revenues (+16.5% in the year). In comparison to the previous quarter, general expenses were under pressure and grew by 7.3%, in line with total revenues.

Administrative and personnel expenses, excluding depreciation and amortization, amounted to R$ 4,853 million in the quarter, growing by 7.9% in twelve months and 8.0% in three months, as both personnel and administrative expenses increased.

Personnel expenses, including profit-sharing, stood at R$ 2,322 million in the period, climbing by 5.9% in the year and 6.7% in the quarter, stemming from higher employee compensation expenses and labor charges, impacted by the collective bargaining agreement, which began to be applied to the Company's salary base in September 2021, as well as increased costs with affiliate companies, in line with the expansion of our business.

Administrative expenses, excluding depreciation and amortization, hit R$ 2,531 million, advancing by 9.8% from 3Q20 and 9.2% over 2Q21, reflecting a rise in expenses with customer acquisition, technology, due to greater transactionality, and affiliate companies, related to new businesses.

Depreciation and amortization expenses, excluding the goodwill effect, were R$ 627 million in the quarter, up by 3.7% on a yearly basis and 2.8% in three months, mostly owing to software and hardware investments.

	3Q21	3Q20	Var.	2Q21	Var.
(R$ million)			**12M**		**3M**
Outsourced and Specialized Services	638	588	8.5%	624	2.2%
Advertising, promotions and publicity	153	135	13.1%	137	11.1%
Data processing	776	723	7.2%	610	27.3%
Communications	112	98	14.1%	100	11.8%
Rentals	217	198	9.5%	194	11.8%
Transport and Travel	32	19	68.6%	23	41.4%
Security and Surveillance	135	142	-5.1%	131	2.6%
Maintenance	83	82	0.7%	77	8.3%
Financial System Services	102	75	35.3%	73	39.2%
Water, Electricity and Gas	41	41	1.5%	48	-14.9%
Material	35	8	333.2%	21	65.3%
Other	208	196	6.1%	279	-25.8%
Subtotal	**2,531**	**2,306**	**9.8%**	**2,319**	**9.2%**
Depreciation and Amortization[2]	627	605	3.7%	610	2.8%
Total Administrative Expenses	**3,158**	**2,910**	**8.5%**	**2,929**	**7.8%**
Compensation[3]	1,505	1,457	3.3%	1,428	5.4%
Charges	414	375	10.3%	358	15.4%
Benefits	367	339	8.1%	363	1.1%
Training	14	7	93.1%	12	21.9%
Other	22	14	56.3%	16	40.4%
Total Personnel Expenses	**2,322**	**2,193**	**5.9%**	**2,177**	**6.7%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	4,853	4,499	7.9%	4,496	8.0%
Total General Expenses	**5,480**	**5,104**	**7.4%**	**5,106**	**7.3%**

[1] Source: IBGE: 12-month rolling IPCA inflation up to September 2021 - http://www.ibge.gov.br/. [2] Excluding 100% of goodwill amortization expenses, which amounted to R$ 68 million in 3Q21, R$ 68 million in 2Q21 and R$ 91 million in 3Q20. [3] Including profit-sharing

EFFICIENCY RATIO: 35.7%

WITH AN INCREASE OF 0.12 P.P. IN TWELVE MONTHS

This performance demonstrates our commitment to productivity, as a result of our process industrialization strategy. In comparison to 2Q21, the efficiency ratio went up by 1.9 p.p.


EFFICIENCY RATIO
35.5%
38.1%
34.3%
33.8%
35.7%
3Q20
4Q20
1Q21
2Q21
3Q21

OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses resulted in a net expense of R$ 2,879 million in 3Q21, representing increases of 114.5% in the year and 57.7% in the quarter, primarily impacted by higher expenses associated with the faster commercial pace.

(R$ million)	3Q21	3Q20	Var. 12M	2Q21	Var. 3M
Expenses from credit cards	(742)	(732)	1.3%	(669)	10.9%
Net Income from Capitalization	151	169	-10.8%	139	8.5%
Provisions for contingencies[1]	(450)	(333)	35.2%	(228)	97.3%
Other	(1,838)	(446)	312.0%	(1,068)	72.2%
Other operating income (expenses)	**(2,879)**	**(1,342)**	**114.5%**	**(1,825)**	**57.7%**



[1] Including tax, civil, and labor provisions

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses totaled R$ 3,676 million in the quarter, rising by 26.1% from a year earlier, on the back of higher volumes and the product mix. As a result, the cost of credit hit 2.9% (+0.25 p.p. YoY). Sequentially, allowance for loan losses increased by 10.6% given the greater contribution of the retail and consumer finance segments to loan portfolio growth.

ALLOWANCE FOR LOAN LOSSES AND COST OF CREDIT

R$ milion


+26.1%
2.6%
2.5%
2.6%
2.7%
2.9%
+10.6%
2,916
2,883
3,161
3,325
3,676
3,754
3,609
3,914
4,071
4,798
(837)
(727)
(753)
(746)
(1,122)
3Q20
4Q20
1Q21
2Q21
3Q21
Income from the Recovery of Written-Off Loans
Provision for Loan Losses
Cost of credit

Provision for loan losses climbed by 27.8% in the year and 17.9% in the quarter, impacted by the resumption of loan portfolio growth in the retail segments and the product mix change.

Income from the recovery of written-off loans advanced by 34.0% over 3Q20 and 50.4% from 2Q21, owing to the sale of a fully provisioned portfolio. Disregarding this effect, our quarterly recovery level remained at R$ 749 million.

BALANCE SHEET

Total assets stood at R$ 970,041 in September 2021, a 1.2% decrease in the year and an increase of 3.1%, when compared to the second quarter of 2021. The drop in twelve months was due to a decrease in the foreign currency loan portfolio, while the increase in three months stemmed from a rise in securities and other receivables. In September 2021, total equity reached R$ 78,830 million or R$ 77,608 million disregarding the goodwill balance.

ASSETS	Sep-21	Sep-20	Var.	Jun-21	Var.
(R$ million)			12M		3M
Current Assets and Long-term Assets	**958,028**	**968,524**	**-1.1%**	**928,932**	**3.1%**
Cash and Cash Equivalents	15,277	15,338	-0.4%	28,111	-45.7%
Interbank Investments	49,300	59,400	-17.0%	42,917	14.9%
Securities and Derivative Financial Instruments	262,032	249,332	5.1%	247,425	5.9%
Interbank Accounts	83,419	85,145	-2.0%	85,949	-2.9%
Lending Operations	424,525	372,688	13.9%	416,370	2.0%
Other Receivables	121,582	184,248	-34.0%	106,021	14.7%
Other Assets	1,894	2,370	-20.1%	2,140	-11.5%
Permanent Assets	**12,014**	**13,698**	**-12.3%**	**11,980**	**0.3%**
Temporary Assets	423	382	10.6%	398	6.1%
Fixed Assets	6,176	6,987	-11.6%	6,192	-0.3%
Intangibles	5,415	6,330	-14.4%	5,390	0.5%
Total Assets	**970,041**	**982,222**	**-1.2%**	**940,912**	**3.1%**
Total Assets (excluding goodwill)	**968,820**	**980,295**	**-1.2%**	**939,632**	**3.1%**

LIABILITIES	Sep-21	Sep-20	Var.	Jun-21	Var.
(R$ million)			12M		3M
Current Liabilities and Long-term Liabilities	**889,444**	**903,725**	**-1.6%**	**860,176**	**3.4%**
Deposits	395,208	384,218	2.9%	398,588	-0.8%
Money Market Funding	128,984	119,163	8.2%	123,448	4.5%
Funds from Acceptance and Issuance of Securities	84,510	73,549	14.9%	76,258	10.8%
Interbank Accounts	2,520	2,508	0.5%	2,414	4.4%
Interbranch Accounts	4,642	4,166	11.4%	4,471	3.8%
Borrowings	74,984	55,853	34.3%	67,667	10.8%
Domestic Onlendings - Official Institutions	11,639	12,355	-5.8%	11,869	-1.9%
Derivative Financial Instruments	31,298	38,521	-18.8%	30,199	3.6%
Other Payables	155,660	213,391	-27.1%	145,262	7.2%
Deferred Income	**424**	**577**	**-26.6%**	**414**	**2.3%**
Minority Interest	**1,344**	**1,154**	**16.5%**	**1,297**	**3.6%**
Equity	**78,830**	**76,766**	**2.7%**	**79,024**	**-0.2%**
Total Liabilities	**970,041**	**982,222**	**-1.2%**	**940,912**	**3.1%**
Equity (excluding goodwill)	**77,608**	**74,839**	**3.7%**	**77,744**	**-0.2%**

SECURITIES

The securities portfolio amounted to R$ 262,032 million in September 2021, up by 5.1% in twelve months and 5.9% in three months, reflecting higher balances of public securities (8.1% yearly and 8.2% quarterly) and private securities (14.6% in the year and 1.4% in the quarter).

SECURITIES	Sep-21	Sep-20	Var.	Jun-21	Var.
(R$ million)			12M		3M
Public securities	193,984	179,479	8.1%	179,282	8.2%
Private securities	39,861	34,778	14.6%	39,293	1.4%
Financial instruments	28,186	35,075	-19.6%	28,850	-2.3%
Total	**262,032**	**249,332**	**5.1%**	**247,425**	**5.9%**

LOAN PORTFOLIO

The loan portfolio totaled R$ 450,262 million in September 2021, growing by 13.3% over the previous year (or 13.6% disregarding the exchange rate fluctuation effect). All segments increased their balances during the period, as highlighted by the recurrence of loans to individuals, which contributed to 66.4% of the year-on-year expansion in the overall loan portfolio, and SMEs, which accounted for 17.0% of that change.

In comparison to June 2021, the loan portfolio increased by 2.4% (or 1.8% excluding the impact of currency fluctuations), reflecting the growth trend in both individuals (+5.5%) and SMEs (+3.7%). while the corporate portfolio decreased by 2.4% in the period.

The expanded loan portfolio, which includes other credit risk transactions and guarantees, came to R$ 526,488 million, a rise of 13.1% in the year (or 13.3% disregarding the effect of exchange rate fluctuations). Relative to June 2021, it grew by 3.2%, owing to the good performance of surety operations.

The balance of the foreign currency portfolio, including dollar-indexed loans, amounted to R$ 30,062 million, down by 18.4% in twelve months and up by 1.1% in three months.

In September 2021, loans to individuals accounted for 44% of the total portfolio balance, representing an expansion of 2.9 p.p. over September 2020, while compared to June 2021 the segment's share increased by 1.3 p.p. driven by stronger commercial activity. On the other hand, the corporate segment's share of the overall portfolio balance dropped by 1.4 p.p. in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT	Sep-21	Sep-20	Var.	Jun-21	Var.
(R$ million)			**12M**		**3M**
Individuals	200,157	165,044	21.3%	189,805	5.5%
Consumer Finance	63,259	57,971	9.1%	62,188	1.7%
SMEs	61,072	52,073	17.3%	58,906	3.7%
Corporate	125,775	122,297	2.8%	128,898	-2.4%
Total portfolio	**450,262**	**397,385**	**13.3%**	**439,797**	**2.4%**
Other credit related transactions	76,226	68,221	11.7%	70,517	8.1%
Total expanded credit portfolio	**526,488**	**465,606**	**13.1%**	**510,314**	**3.2%**

The portfolio of deferred loans was R$ 28.8 billion at the end of 3Q21, reflecting the amortization of R$ 21,027 million or 42% since 2Q20. The 15-to-90 NPL volume reached 4.2% down from 4.6% in 2Q21.

VARIATION OF LOAN PORTFOLIO R$ million


439,797
10,352
1,071
2,166
-3,123
450,262
Jun-21
Individuals
Consumer Finance
SMEs
Corporate
Sep-21

LOAN PORTFOLIO BY PRODUCT

(R$ million)	Sep-21	Sep-20	Var. 12M	Jun-21	Var. 3M
Individuals					
Leasing / Auto Loans	4,262	3,410	25.0%	4,059	5.0%
Credit Card	39,225	32,297	21.5%	36,511	7.4%
Payroll Loans	53,029	46,783	13.4%	52,374	1.3%
Mortgages	51,584	40,897	26.1%	49,185	4.9%
Agricultural Loans	9,344	7,474	25.0%	8,734	7.0%
Personal Loans / Others	42,712	34,183	24.9%	38,942	9.7%
Total Individuals	**200,157**	**165,044**	**21.3%**	**189,805**	**5.5%**
Consumer Finance	**63,259**	**57,971**	**9.1%**	**62,188**	**1.7%**
Corporate and SMEs					
Leasing / Auto Loans	5,082	4,071	24.8%	4,780	6.3%
Real Estate	1,914	1,982	-3.4%	1,887	1.4%
Trade Finance	30,848	37,758	-18.3%	33,970	-9.2%
On-lending	11,314	11,136	1.6%	11,314	0.0%
Agricultural Loans	4,466	5,907	-24.4%	4,254	5.0%
Working capital / Others	133,222	113,516	17.4%	131,599	1.2%
Total Corporate and SMEs	**186,847**	**174,370**	**7.2%**	**187,804**	**-0.5%**
Total Credit	**450,262**	**397,385**	**13.3%**	**439,797**	**2.4%**
Other Credit Risk Transactions with customers	76,226	68,221	11.7%	70,517	8.1%
Total Expanded Credit Portfolio	**526,488**	**465,606**	**13.1%**	**510,314**	**3.2%**

LOANS TO INDIVIDUALS

Loans to individuals totaled R$ 200,157 million in 3Q21, meaning growth of 21.3% in twelve months. Mortgage loans (+26.1%), personal/other loans (+24.9%), credit cards (+21.5%) and Payroll loans (+13.4%) were the products that made the greatest positive contributions during the period.

In September 2021, 69% of the total portfolio of individual loans (including Santander Financiamentos - Consumer Finance) was backed by collateral.

The mortgage loan portfolio amounted to R$ 51,584 million, expanding by 26.1% in yearly terms and 4.9% in quarterly, driven by stronger origination.

The payroll loan portfolio came to R$ 53,029 million, climbing by 13.4% in the year and 1.3% % in the quarter, in line with our strategy growth strategy in place for this product, given its lower risk profile and potential to boost customer loyalty.

The credit card product rose by 21.5% from 3Q20 and 7.4% against 2Q21, hitting R$ 39,225 million, supported by strong growth in credit turnover.

The personal/other loans portfolio reached R$ 42,712 million, with increases of 24.9% in twelve months and 9.7% in three months.

CONSUMER FINANCE

The consumer finance portfolio stood at R$ 63,259 million, increasing by 9.1% in the year and 1.7% in the quarter, largely due to growth in auto loans to individuals, which rose by 6.7% relative to 3Q20 and 1.2% compared to 2Q21. We achieved a 20%[1] market share among individuals and corporate, while continuing to expand our share in the goods & services segment.

LOAN PORTFOLIO COMPOSITION | September, 2021 INDIVIDUALS AND CORPORATE & SMES


Vehicles
Others
12%
88%

The total portfolio of auto loans to individuals, which includes operations carried out by both the financing unit (bank correspondents) as well as by Santander's branch network, amounted to R$ 57,184 million, up by 7.9% in twelve months and 1.5% in three months.

CORPORATE & SMES LOANS

The corporate & SMEs loan portfolio totaled R$ 186,847 million in September 2021, an expansion of 7.2% in the year (or an increase of 7.8% disregarding the effect of exchange rate fluctuations), driven by working capital/other loans (+17.4%). Compared to the prior quarter, the portfolio decreased by -0.5% (or -1.8% excluding the exchange rate impact). In addition, we ended the period with a R$ 11.5 billion balance in government-sponsored credit programs.

The corporate loan portfolio was R$ 125,775 million, advancing by 2.8% (or a 3.7% rise, if we disregard the exchange rate fluctuation effect) over the same period in 2020. The portfolio grew in the period owing to increased working capital/other loan origination. In comparison to 2Q21, the portfolio balance fell by -2.4% (or -4.2% excluding the impact of exchange rate fluctuations), which is explained by the stronger demand for liquidity by businesses in the previous quarter.

The SMEs loan portfolio came to R$ 61,072 million, a sharp increase of 17.3% attributed in part to the economic environment and government incentive programs. This segment accounts for 89% of our balance in these programs.

CREDIT PORTFOLIO BY RISK LEVEL

Our credit approval, risk monitoring, and recovery processes are structured based on our customer and product classification, centered around our retail and wholesale segments. In September 2021, portfolios rated "AA" and "A" accounted for 74.9% of our total loan book.


8%
6%
9%
33%
43%
Sep-20
8%
7%
10%
33%
42%
Dec-20
8%
6%
10%
32%
43%
Mar-21
8%
7%
10%
31%
45%
Jun-21
8%
7%
10%
30%
45%
Sep-21
AA
A
B
C
D-H

[1] Source: Brazilian Central Bank, as of August 2021

OVER-90-DAY DELINQUENCY RATIO[1]

In line with portfolio growth and the product mix, the over-90-day delinquency ratio advanced by 0.37 p.p. in the year and came to 2.4% in September 2021, up by 0.18 p.p. from 2Q21.



3.0%
3.0%
3.1%
3.2%
3.3%
Individuals
2.1%
2.1%
2.1%
2.2%
2.4%
Total
0.9%
0.9%
1.0%
1.1%
1.3%
SMEs + Corporate
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21

1. Non-performing loans over 90 days / total loan portfolio (BR GAAP)

DELINQUENCY AMONG INDIVIDUALS
came to **3.3%** in September 2021, up by 0.23 p.p. in the year and 0.12 p.p. in the quarter.

DELINQUENCY AMONG CORPORATES AND SMES
reached **1.3%**, increasing by 0.43 p.p. in the year and 0.19 p.p. in the quarter.

15-TO-90-DAY DELINQUENCY RATIO[2]

The 15-to-90-day delinquency ratio was 3.4% in September 2021, rising by 0.31 p.p. on a yearly basis and 0.04 p.p. sequentially, influenced by the rebound in loans to individuals.



4.6%
4.3%
5.2%
4.8%
5.0%
Individuals
3.1%
2.8%
3.6%
3.3%
3.4%
Total
1.2%
1.1%
1.7%
1.5%
1.2%
SMEs + Corporate
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21

2. Non-performing loans between 15 and 90 days / total loan portfolio (BR GAAP)

DELINQUENCY AMONG INDIVIDUALS
hit **5.0%**, a 0.38 p.p.rise in the year and a 0.18 p.p. increase in the quarter.

DELINQUENCY AMONG CORPORATES & SMES
reached **1.2%**, stable in the year and a -0.23 p.p. drop in the quarter.

NPL FORMATION

O NPL formation totaled R$ 5,211 million in 3Q21, up by 27.6% in twelve months and 54.6% in three months, impacted by growth in the over-90-day NPL balance.
The NPL formation to loan portfolio ratio was 1.17% at the end of September 2021, climbing by 0.12 p.p. in the year and 0.39 p.p. in the quarter, as both the over-90-day NPL and renegotiated loan portfolio balances increased.


1.0%
0.8%
0.8%
1.0%
1.2%
0.6%
0.8%
0.8%
0.8%
1.0%
3Q20
4Q20
1Q21
2Q21
3Q21
NPL Formation / Loan portfolio
NPL Formation w/o renegotiated portfolio / Loan portfolio

Note: NPL formation is calculated by adding the portfolio written-off as loss during the period to the changes in the over-90-day non-performing loan portfolio and the renegotiated loan portfolio balances.

COVERAGE RATIO *(over 90 days)*

The balance of allowance for loan losses amounted to R$ 27,013 million in September 2021, rising by 8.1% in twelve months and 3.9% in the quarter, considering the additional provision of R$ 3.2 billion booked in 2Q20. Required provisions advanced by 15.7% from a year ago and 6.4% over the previous quarter, consistent with the portfolio growth profile.

The coverage ratio reached 248% in September 2021, down by 58.8 p.p. in twelve months. In three months, the coverage ratio decreased by 15.5 p.p., primarily owing to the rise in the over-90-day NPL balance, which was higher than the increase in provisions.


307%
297%
283%
263%
248%
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21

RENEGOTIATED LOAN PORTFOLIO *(R$ million)*

Loan renegotiations totaled R$ 22,888 million at the end of the third quarter of 2021, a decline of -0.1% in twelve months. In three months, the balance grew by 3.7%. These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in previous periods. In September 2021, the renegotiated loan portfolio coverage ratio remained stable, reaching 49.4% in the period.


43.9%
45.3%
48.3%
50.0%
49.4%
22,912
10,054
22,988
10,412
22,881
11,048
22,063
11,040
22,888
11,309
3Q20
4Q20
1Q21
2Q21
3Q21
Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Coverage

FUNDING

(R$ million)	Sep-21	Sep-20	Var. 12M	Jun-21	Var. 3M
Demand deposits	38,398	43,414	-11.6%	42,177	-9.0%
Saving deposits	65,226	59,443	9.7%	64,748	0.7%
Time deposits	286,161	275,249	4.0%	286,381	-0.1%
Financial Bills	25,459	17,915	42.1%	20,719	22.9%
Others[1]	59,686	55,037	8.4%	54,304	9.9%
Funding from clients	**474,929**	**451,058**	**5.3%**	**468,330**	**1.4%**

Customer funding amounted to R$ 474,929 million in September 2021, up by 5.3% in twelve months, mostly due to higher volumes of deposits and financial bills. Deposits advanced by 3.1%, fueled by growth in time and savings deposits. In comparison to June 2021, customer funding climbed by 1.4%, %, primarily due to increased volumes of financial bills.

CREDIT/FUNDING RATIO

(R$ million)	Sep-21	Sep-20	Var. 12M	Jun-21	Var. 3M
Funding from customers (A)	**474,929**	**451,058**	**5.3%**	**468,330**	**1.4%**
(-) Reserve Requirements	(59,523)	(56,379)	5.6%	(61,075)	-2.5%
Funding Net of Reserve Requirements	**415,407**	**394,679**	**5.3%**	**407,255**	**2.0%**
Borrowing and Onlendings	11,640	12,399	-6.1%	11,869	-1.9%
Subordinated Debts	13,957	14,474	-3.6%	12,626	10.5%
Offshore Funding	87,363	65,164	34.1%	78,690	11.0%
Total Funding (B)	**528,367**	**486,715**	**8.6%**	**510,440**	**3.5%**
Assets under management[2]	396,480	380,899	4.1%	390,224	1.6%
Total Funding and Asset under management	**924,847**	**867,614**	**6.6%**	**900,664**	**2.7%**
Total Credit (C)	**450,262**	**397,385**	**13.3%**	**439,797**	**2.4%**
C / B (%)	**85.2%**	**81.6%**	**3.6 p.p.**	**86.2%**	**-0.9 p.p.**
C / A (%)	**94.8%**	**88.1%**	**6.7 p.p.**	**93.9%**	**0.9 p.p.**

The volume of assets under management hit R$ 396,480 million in September 2021, rising by 4.1% in the year and 1.6% in the quarter.

The loan portfolio to customer funding ratio stood at 94.8% in September 2021, an increase of 6.7 p.p. over the same period of the previous year and a 0.9 p.p. rise compared to 2Q21.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding came to 85.2% in 3Q21, up by 3.6 p.p. in twelve months and down by 0.9 p.p. in three months.

Santander maintains satisfactory and comfortable liquidity levels by utilizing a consolidated funding structure, which ensures stability between funding and lending.

EVOLUTION OF FUNDING
R$ billion



88.1%
90.3%
95.1%
93.9%
94.8%
451.1
455.8
446.7
468.3
474.9
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Funding from customers
Loan Portfolio/ Funding from Customers

[1] Including Debentures, Real Estate Credit Notes (LCI), Agricultural Credit Notes (LCA), Secured Real Estate Notes (LIG) and Certificates of Structured Operations (COE)
[2] According to ANBIMA criteria

BIS RATIO

The BIS ratio was 14.3% in September 2021, a decrease of 0.6 p.p. in the year, as a result of the 6.7% increase in Risk Weighted Assets (RWA), particularly the portion derived from the portfolio expansion. However, this impact was mitigated by the 2.7% rise in regulatory capital due to retained earnings in the period.

In the quarter, the BIS ratio declined by, 0.4 p.p. chiefly owing to the increase in RWA, stemming from growth in the loan portfolio volume and tax credits. Regulatory capital decreased by 0.3%, impacted by R$ 3.4 billion in interest on equity and a rise in deductions.

The ratio exceeds by 3.67 p.p. the sum of the minimum Regulatory Capital and Conservation Capital requirements. The capital requirement was 10.63% in April, with a minimum regulatory capital of 8.0% + conservation capital of 1.63% + additional CET1 for systemically important financial institutions of 1.0%.


14.9%
15.3%
15.2%
14.7%
14.3%
12.3%
12.9%
12.6%
12.6%
12.0%
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
CET1
BIS

OWN RESOURCES AND BIS	Sep-21	Sep-20	Var.	Jun-21	Var.
(R$ million)			12M		3M
Tier I Regulatory Capital	78,716	76,235	3.3%	79,630	-1.1%
CET1	71,722	68,983	4.0%	73,312	-2.2%
Additional Tier I	6,994	7,253	-3.6%	6,318	10.7%
Tier II Regulatory Capital	6,964	7,221	-3.6%	6,308	10.4%
Adjusted Regulatory Capital (Tier I and II)	**85,679**	**83,457**	**2.7%**	**85,938**	**-0.3%**
Risk Weighted Assets (RWA)	**599,115**	**561,563**	**6.7%**	**582,820**	**2.8%**
Credit Risk Capital requirement	519,782	485,856	7.0%	509,135	2.1%
Market Risk Capital requirement	20,833	18,289	13.9%	18,833	10.6%
Operational Risk Capital requirement	58,500	57,419	1.9%	54,852	6.7%
Basel Ratio	**14.3%**	**14.9%**	**-0.6 p.p.**	**14.7%**	**-0.4 p.p.**
Tier I	**13.1%**	**13.6%**	**-0.4 p.p.**	**13.7%**	**-0.5 p.p.**
CET1	12.0%	12.3%	-0.3 p.p.	12.6%	-0.6 p.p.
Tier II	**1.2%**	**1.3%**	**-0.1 p.p.**	**1.1%**	**0.1 p.p.**



FREE FLOAT

Santander Brasil has a free float of 9.91% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the ticker symbols SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Each unit is composed of one common share and one preferred share.

Our shares are also listed on the New York Stock Exchange (NYSE) under the ticker symbol BSBR.

OWNERSHIP STRUCTURE | FREE-FLOAT BREAKDOWN[1]

	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,445,079	90.22%	3,278,476	89.09%	6,723,555	89.66%
Treasury Shares	15,821	0.41%	15,821	0.43%	31,642	0.42%
Free Float	357,795	9.37%	385,539	10.48%	743,334	9.91%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of september 30th, 2021. [2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

FREE-FLOAT (Sep/21)


Local Investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE
31.6%
28.2%
40.1%

STOCK PERFORMANCE

TOTAL RETURN (TOTAL RETURN ANALYSIS) **|** 5 YEARS


111
90
IBOV
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21

Source: Bloomberg

Our market cap was R$ 132.6 billion in September 2021, increasing by 26.7% over the same period of 2020 and decreasing by 13.0% from June 2021.

EARNINGS DISTRIBUTION

The distribution of R$ 3.0 billion in dividends for the third quarter of 2021 was approved on October 26th, 2021, to be paid beginning December 3rd, 2021.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

MANAGERIAL RESULTS RECONCILIATION	3Q21	Reclassifications					3Q21
(R$ milhões)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**12,779**	**2,548**	**(721)**	**-**	**-**	**11**	**14,617**
Allowance for Loan Losses	(4,372)	-	707	-	-	(11)	(3,676)
Net Interest Income after Loan Losses	**8,407**	**2,548**	**(14)**	**-**	**-**	**-**	**10,941**
Fees	4,831	-	-	-	-	-	4,831
General Expenses	(5,047)	-	-	68	(501)	-	(5,480)
Personnel Expenses	(1,821)	-	-	-	(501)	-	(2,322)
Administrative Expenses	(3,226)	-	-	68	-	-	(3,158)
Tax Expenses	(924)	(301)	-	-	-	-	(1,225)
Investments in Affiliates and Subsidiaries	21	-	-	-	-	-	21
Other Operating Income/Expenses	(2,893)	-	14	-	-	-	(2,879)
Operating Income	**4,394**	**2,247**	**-**	**68**	**(501)**	**-**	**6,209**
Non Operating Income	23	-	-	-	-	-	23
Net Profit before Tax	**4,418**	**2,247**	**-**	**68**	**(501)**	**-**	**6,232**
Income Tax and Social Contribution	375	(2,247)	-	-	-	-	(1,872)
Profit Sharing	(501)	-	-	-	501	-	-
Minority Interest	(19)	-	-	-	-	-	(19)
Net Profit	**4,272**	**-**	**-**	**68**	**-**	**-**	**4,340**

MANAGERIAL RESULTS RECONCILIATION	3Q20	Reclassifications						3Q20
(R$ milhões)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Getnet	Managerial
Net Interest Income	**10,428**	**2,138**	**(226)**	**-**	**-**	**92**	**(1)**	**12,434**
Allowance for Loan Losses	(3,139)	-	231	-	-	(9)	-	(2,916)
Net Interest Income after Loan Losses	**7,290**	**2,138**	**5**	**-**	**-**	**83**	**(1)**	**9,517**
Fees	4,746	-	-	-	-	-	486	4,260
General Expenses	(5,008)	-	-	91	(458)	-	(271)	(5,104)
Personnel Expenses	(1,798)	-	-	-	(458)	-	(63)	(2,193)
Administrative Expenses	(3,210)	-	-	91	-	-	(209)	(2,910)
Tax Expenses	(996)	(66)	-	-	-	-	(55)	(1,008)
Investments in Affiliates and Subsidiaries	15	-	-	-	-	-	0	15
Other Operating Income/Expenses	(1,353)	-	(5)	-	-	(83)	(99)	(1,342)
Operating Income	**4,694**	**2,072**	**-**	**91**	**(458)**	**-**	**60**	**6,339**
Non Operating Income	16	-	-	-	-	-	-	16
Net Profit before Tax	**4,710**	**2,072**	**-**	**91**	**(458)**	**-**	**60**	**6,355**
Income Tax and Social Contribution	(413)	(2,072)	-	-	-	-	(21)	(2,463)
Profit Sharing	(458)	-	-	-	458	-	5	(5)
Minority Interest	(28)	-	-	-	-	-	-	(28)
Net Profit	**3,811**	**0**	**-**	**91**	**-**	**-**	**43**	**3,859**

MANAGERIAL RESULTS RECONCILIATION	2Q21	Reclassifications					2Q21
(R$ milhões)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**17,102**	**(3,320)**	**(354)**	**-**	**-**	**(3)**	**13,424**
Allowance for Loan Losses	(3,687)	-	359	-	-	3	(3,325)
Net Interest Income after Loan Losses	**13,414**	**(3,320)**	**5**	**-**	**-**	**-**	**10,099**
Fees	4,700	-	-	-	-	-	4,700
General Expenses	(4,705)	-	-	68	(469)	-	(5,106)
Personnel Expenses	(1,708)	-	-	-	(469)	-	(2,177)
Administrative Expenses	(2,997)	-	-	68	-	-	(2,929)
Tax Expenses	(1,687)	478	-	-	-	-	(1,209)
Investments in Affiliates and Subsidiaries	21	-	-	-	-	-	21
Other Operating Income/Expenses	(1,821)	-	(5)	-	-	-	(1,825)
Operating Income	**9,922**	**(2,842)**	**-**	**68**	**(469)**	**-**	**6,679**
Non Operating Income	(1)	-	-	-	-	-	(1)
Net Profit before Tax	**9,921**	**(2,842)**	**-**	**68**	**(469)**	**-**	**6,678**
Income Tax and Social Contribution	(5,306)	2,842	-	-	-	-	(2,465)
Profit Sharing	(469)	-	-	-	469	-	-
Minority Interest	(43)	-	-	-	-	-	(43)
Net Profit	**4,103**	**-**	**-**	**68**	**-**	**-**	**4,171**

[1] **Foreign Exchange Hedge:** gains (losses) on foreign currency investments derived from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible). This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (branches and subsidiaries).
[2] **Credit Recovery:**
Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted.
provided Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided.
[3] **Amortization of Goodwill:** reversal of goodwill amortization expense
4 Other events:

2020
3Q20: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in asset valuation related to the impairment of securities.
Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments.

2021
2Q21:
Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

3Q21:
Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

BALANCE SHEET

ASSETS	sep-21	sep-20	Var.	Jun-21	Var.
(R$ million)			**12M**		**3M**
Current Assets and Long-term Assets	**958,028**	**968,524**	**-1.1%**	**928,932**	**3.1%**
Cash and Cash Equivalents	**15,277**	**15,338**	**-0.4%**	**28,111**	**-45.7%**
Interbank Investments	**49,300**	**59,400**	**-17.0%**	**42,917**	**14.9%**
Money Market Investments	39,571	49,015	-19.3%	30,626	29.2%
Interbank Deposits	6,648	6,503	2.2%	5,864	13.4%
Foreign Currency Investments	3,081	3,882	-20.6%	6,426	-52.1%
Securities and Derivative Financial Instruments	**262,032**	**249,332**	**5.1%**	**247,425**	**5.9%**
Own Portfolio	110,231	108,731	1.4%	96,366	14.4%
Subject to Repurchase Commitments	89,941	72,162	24.6%	91,921	-2.2%
Posted to Central Bank of Brazil	-	1,953	-100.0%	840	-100.0%
Pledged in Guarantees	29,585	21,364	38.5%	26,387	12.1%
Other	32,275	45,121	-28.5%	31,910	1.1%
Interbank Accounts	**83,419**	**85,145**	**-2.0%**	**85,949**	**-2.9%**
Restricted Deposits:	60,767	56,735	7.1%	62,426	-2.7%
-Central Bank of Brazil	59,523	56,379	5.6%	61,075	-2.5%
-National Housing System	1,244	355	250.5%	1,351	-7.9%
Other	22,652	28,411	-20.3%	23,524	-3.7%
Lending Operations	**424,525**	**372,688**	**13.9%**	**416,370**	**2.0%**
Lending Operations	451,538	397,688	13.5%	442,372	2.1%
Lending Operations Related to Assignment	-	-	n.a.	-	n.a.
(Allowance for Loan Losses)	(27,013)	(25,001)	8.1%	(26,002)	3.9%
Other Receivables	**121,582**	**184,248**	**-34.0%**	**106,021**	**14.7%**
Foreign Exchange Portfolio	50,391	109,884	-54.1%	40,432	24.6%
Income Receivable	38,425	45,894	-16.3%	39,224	-2.0%
Other	32,766	28,470	15.1%	26,364	24.3%
Other Assets	**1,894**	**2,370**	**-20.1%**	**2,140**	**-11.5%**
Permanent Assets	**12,014**	**13,698**	**-12.3%**	**11,980**	**0.3%**
Temporary Assets	**423**	**382**	**10.6%**	**398**	**6.1%**
Fixed Assets	**6,176**	**6,987**	**-11.6%**	**6,192**	**-0.3%**
Intangibles	**5,415**	**6,330**	**-14.4%**	**5,390**	**0.5%**
Goodwill net of amortization	1,221	1,927	-36.6%	1,280	-4.6%
Other Assets	4,194	4,402	-4.7%	4,110	2.0%
Total Assets	**970,041**	**982,222**	**-1.2%**	**940,912**	**3.1%**
Total Assets (excluding goodwill)	**968,820**	**980,295**	**-1.2%**	**939,632**	**3.1%**

BALANCE SHEET

LIABILITIES	sep-21	sep-20	Var.	Jun-21	Var.
(R$ million)			**12M**		**3M**
Current Liabilities and Long-term Liabilities	**889,444**	**903,725**	**-1.6%**	**860,176**	**3.4%**
Deposits	**395,208**	**384,218**	**2.9%**	**398,588**	**-0.8%**
Demand Deposits	38,398	43,414	-11.6%	42,177	-9.0%
Savings Deposits	65,226	59,443	9.7%	64,748	0.7%
Interbank Deposits	5,423	6,111	-11.3%	5,281	2.7%
Time Deposits and Others	286,161	275,249	4.0%	286,381	-0.1%
Money Market Funding	**128,984**	**119,163**	**8.2%**	**123,448**	**4.5%**
Own Portfolio	88,845	70,966	25.2%	91,392	-2.8%
Third Parties	12,053	5,500	119.2%	5,501	119.1%
Free Portfolio	28,085	42,697	-34.2%	26,555	5.8%
Funds from Acceptance and Issuance of Securities	**84,510**	**73,549**	**14.9%**	**76,258**	**10.8%**
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	67,651	60,434	11.9%	61,510	10.0%
Funding from Certificates of Structured Operations	3,160	2,636	19.9%	2,447	29.1%
Securities Issued Abroad	12,381	9,354	32.4%	11,022	12.3%
Other	1,318	1,125	17.1%	1,278	3.1%
Interbank Accounts	**2,520**	**2,508**	**0.5%**	**2,414**	**4.4%**
Interbranch Accounts	**4,642**	**4,166**	**11.4%**	**4,471**	**3.8%**
Borrowings	**74,984**	**55,853**	**34.3%**	**67,667**	**10.8%**
Domestic Onlendings - Official Institutions	**11,639**	**12,355**	**-5.8%**	**11,869**	**-1.9%**
National Economic and Social Development Bank (BNDES)	7,130	7,414	-3.8%	7,345	-2.9%
National Equipment Financing Authority (FINAME)	4,030	4,527	-11.0%	4,210	-4.3%
Other Institutions	478	415	15.4%	315	51.8%
Derivative Financial Instruments	**31,298**	**38,521**	**-18.8%**	**30,199**	**3.6%**
Other Payables	**155,660**	**213,391**	**-27.1%**	**145,262**	**7.2%**
Foreign Exchange Portfolio	50,862	108,996	-53.3%	40,982	24.1%
Tax and Social Security	5,453	6,982	-21.9%	9,398	-42.0%
Debt Instruments Eligible to Compose Capital	13,957	14,474	-3.6%	12,626	10.5%
Other	85,387	82,939	3.0%	82,256	3.8%
Deferred Income	**424**	**577**	**-26.6%**	**414**	**2.3%**
Minority Interest	**1,344**	**1,154**	**16.5%**	**1,297**	**3.6%**
Equity	**78,830**	**76,766**	**2.7%**	**79,024**	**-0.2%**
Total Liabilities	**970,041**	**982,222**	**-1.2%**	**940,912**	**3.1%**
Equity (excluding goodwill)	**77,608**	**74,839**	**3.7%**	**77,744**	**-0.2%**

INFORMATION BY BUSINESS UNITS

CARDS

TURNOVER[1]
(R$ billion)


61.7
75.5
65.5
71.3
78.6
21.2
27.3
22.8
23.8
26.3
40.6
48.2
42.8
47.5
52.2
3Q20
4Q20
1Q21
2Q21
3Q21
Credit
Debit

TRANSACTIONS
(million)


677.7
734.3
707.4
778.6
997,3
347.2
364.4
365.9
404.0
447.5
330.5
369.8
341.6
374.6
549.9
3Q20
4Q20
1Q21
2Q21
3Q21
Credit
Debit

REAL ESTATE

LOAN PORTFOLIO EVOLUTION
(R$ billion)


42.9
51.1
53.5
5%
4%
4%
95%
96%
96%
Sep-20
Jun-21
Sep-21
Corporate & SMEs
Individuals

DISTRIBUTION CHANNEL[1]


15%
34%
4%
48%
Brokers
Transfers to Homebuilders
Branches
Digital

LOAN TO VALUE[3]


67%
51%
65%
52%
66%
53%
3Q20
2Q21
3Q21
Origination (quartely average)
Loan Portfolio

CONSUMER FINANCE

TOTAL VEHICLE PORTFOLIO FOR INDIVIDUALS[3] BY CHANNEL
(R$ billion)


53.0
55.4
55.8
56.4
57.2
3.4
3.8
4.0
4.1
4.3
49.6
51.6
51.8
52.3
52.9
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Santander Financiamentos
Internal channel

ORIGINATION | VEHICLES
(R$ billion)


7.1
7.9
6.4
7.0
8.0
3Q20
4Q20
1Q21
2Q21
3Q21

[1] Card turnover excludes cash withdrawals and is calculated solely based on purchase volumes [2] Origination of individuals [3] Ratio of financing amount to guarantee value. 4 Individual and business auto loan portfolios, Individual portfolio generated through the Internal Channel, and Individual portfolio derived from the Consumer Finance segment